NAME OF REGISTRANT: The Home Depot, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Balanced Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Item No. 9 on The Home Depot, Inc.’s 2022 Proxy Statement:

Shareholder Proposal Regarding Report on Deforestation

The Home Depot, Inc. Symbol: HD

Filed by: Green Century Balanced Fund

Green Century Capital Management, Inc., the investment advisor to the Green Century Balanced Fund, seeks your support for the deforestation-related proposal filed at The Home Depot, Inc. (hereby referred to as “Home Depot” or “the Company”) in the 2022 proxy statement asking the Company to issue a report assessing if and how it could increase the scale, pace, and rigor of its efforts to eliminate deforestation and the degradation of primary forests in its supply chains. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential supply chain, competitive, and reputational risks.

Resolved: Shareholders request Home Depot issue a report assessing if and how it could increase the scale, pace, and rigor of its efforts to eliminate deforestation and the degradation of primary forests in its supply chains.

Supporting Statement: Proponents defer to management’s discretion but suggest that indicators meaningful to shareholders may include assessment of:

●	Whether the Company has adopted a no-deforestation and no-degradation policy for all relevant commodities, such as avoiding all primary forests and regions at high risk for deforestation and degradation; and
●	Disclosure of comprehensive forest footprint and progress toward more ambitious efforts, such as quantitative progress reports, time-bound action plans, due diligence activities, and non-compliance protocols.

RATIONALE FOR A “YES” VOTE

1.	Supply chain risks – Physical risks from increased ecosystem vulnerability, driven by deforestation and primary forest degradation, may impact timber supply and have a substantive financial or strategic impact on the Company. Home Depot’s current policies do not adequately mitigate these risks.
2.	Competitive disadvantage – Home Depot’s forest commitments lag those of its peers and do not meet changing consumer preferences for more environmentally sustainable products.
3.	Reputational and related financial risk – Failure to adequately mitigate deforestation and primary forest degradation in its supply chains exposes Home Depot to media and public awareness campaigns targeting companies linked to negative environmental impacts.
4.	Regulatory risk – Home Depot’s commitments may not align with the standards of pending state and federal deforestation-related procurement legislation, which may impact Home Depot’s business with government customers.
5.	Climate risk – Continued deforestation and forest degradation exacerbate systemic climate and nature-related risks to portfolios.

Shareholders are urged to vote FOR this proposal.

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This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Balanced Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Balanced Fund urges shareholders to vote for Item Number 9 following the instruction provided on the management’s proxy mailing.

BACKGROUND

Home Depot is the world's largest home improvement retailer and a major purchaser of wood.1 Timber, wood products, pulp, and paper, are among the leading drivers of deforestation2 and forest degradation.3 Deforestation and forest degradation are responsible for approximately 15 percent of global greenhouse gas emissions and are the second leading cause of global warming, second only to the burning of fossil fuels.4

Modeling from the UN Principles for Responsible Investment’s Inevitable Policy Response consortium, which “aims to prepare institutional investors for the portfolio risks and opportunities associated with an acceleration of policy responses to climate change,”5 indicates that a global end to deforestation by 2025 is among the policy changes required in order to limit warming to 1.5° Celsius above pre-industrial levels.6 Deforestation and forest degradation are also major contributors to biodiversity loss.7

According to the Convention on Biological Diversity, a primary forest is “a forest that has never been logged and has developed following natural disturbances and under natural processes.”8 Experts from the International Union for Conservation of Nature (IUCN) argue that “we cannot resolve the climate or biodiversity crises without prioritizing the protection of primary forests.”9

Home Depot’s Wood Purchasing Policy does not meaningfully address impacts on primary forests.

●	Home Depot has not committed to ensuring that its purchased wood is free of deforestation and forest degradation.
●	Home Depot does not disclose to CDP Forests or otherwise comprehensively disclose the sourcing geographies and certifications of its wood, making it difficult to assess its risk exposure.
●	Home Depot also lacks comprehensive commitments to achieving third-party certification for purchased wood, requiring certification only for wood sourced from a small subset of the regions at highest risk for deforestation.[10]

Home Depot lists supply chain disruptions,11 physical risks due to climate change,12 its reputation on environmental issues,13 and changing consumer preferences14 as risk factors in its 2021 10-K. These risk factors are all exacerbated by exposure to deforestation and forest degradation.

In response to these risks, competing companies such as Lowe’s have adopted in-depth disclosure regarding forest risk and implemented stronger policies and targets to limit impact on primary forests. Proponents are concerned that Home Depot’s policies are insufficient to address the risks in its wood supply chains, risks that may affect the Company’s reputation.

1.	SUPPLY CHAIN RISKS – DEFORESTATION ALTERS AND ENDANGERS CRUCIAL ENVIRONMENTAL SYSTEMS UPON WHICH WOOD SUPPLY CHAINS DEPEND

Deforestation and forest degradation contribute to climate change and threaten the environmental processes which sustain global ecosystems, posing company-specific risks to Home Depot as well as portfolio-level climate risk across industries.

●	Home Depot’s 2021 10-K identifies “the long-term impacts of climate change, whether involving physical risks (such as extreme weather conditions or rising sea levels) or transition risks (such as regulatory or technology changes)”[15] as changes that could affect its “ability to procure certain goods or services required for the operation of our business at the quantities and levels we require.”[16]

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●	In failing to rapidly reduce deforestation and primary forest degradation in its supply chains, Home Depot may be contributing to systemic risks that could impact its long-term sustainability and contribute to supply chain disruptions.

The impacts of climate change and deforestation may impact timber supply and cause lumber price volatility, which may have a material impact on Home Depot.

●	While Home Depot lacks comprehensive disclosure on forest-related risks to its business, Lowe’s, in its 2021 CDP Forests report, discloses that wood products represent 11 to 20 percent of its corporate revenue.[17] Given their similar business models, wood products are likely to be similarly material for Home Depot.
●	Lowe’s also discloses that physical risks from increased ecosystem vulnerability may impact timber supply and have a substantive financial or strategic impact on the business, noting that the probability of experiencing these impacts is “more likely than not,” and that the magnitude of the potential impact is “medium-high,” quantifying it at 180 to 220 million USD.[18]
●	Climate and ecological disruption in Canada are already causing massive lumber price volatility, with prices reaching $1,700 per thousand board feet at one point in 2021, well above the typical range of $300 to $400 per thousand board feet.[19]

Home Depot has taken steps to mitigate deforestation and degradation risk associated with a subset of at-risk tropical regions, not sourcing wood from the Solomon Islands, Papua New Guinea, and the Amazon or Congo Basin areas unless the wood is Forest Stewardship Council (FSC) certified.20 However, this limited certification requirement does not address the majority of Home Depot’s purchased wood: greater than 90% is not subject to this requirement, based on the Company’s limited disclosure..

a.	Risks Associated with South American Wood Sourcing

According to the most recently updated “Sustainable Forestry FAQ” on the Company’s website, approximately 8% of the wood Home Depot sources comes from South America.21 This significant South American sourcing is a cause for concern, as Home Depot’s “endangered regions” list does not include critical at-risk South American regions like the Atlantic Forest, the Gran Chaco, the Cerrado, and the Chocó–Darién moist forests. In contrast, all these regions appear in competitor Lowe’s list of regions at risk from which FSC certification is required.22

The Company may therefore be sourcing uncertified wood from regions at risk in South America. Home Depot asserts on another webpage that 90% of its wood purchases in South America come from plantations in Brazil – which contains all or part of the Cerrado, Atlantic Forest, and Gran Chaco regions – and in Chile.23 The Company discloses that its South American wood purchases are “mostly pine and Eucalyptus.”24 However, this disclosure does not mitigate concern over the environmental impacts of this wood sourcing.

●	Eucalyptus plantations have expanded greatly in Brazil in recent years, growing by over 2.8 million hectares (nearly the size of Belgium) between 2009 and 2020.[25] Many of Brazil’s eucalyptus plantations are located in the Cerrado.[26] The Cerrado is critical to Brazil’s water system,[27] contains roughly 34% of Brazilian soil carbon stocks,[28] and is the world’s most biodiverse savanna, home to 5% of the animals and plants on earth.[29] Land conversion in the Cerrado is at a six year high,[30] and the region often experiences higher deforestation rates than the Amazon.[31]
●	Eucalyptus plantations contribute to soil erosion, rapidly deplete soil nutrients, and inhibit the growth of new plants,[32] all of which directly impact that land’s ability to store carbon in the future, also creating ecologically depleted regions sometimes referred to as “green deserts.”[33]

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Greater disclosure and strengthened policies are needed to assess and mitigate Home Depot’s exposure to deforestation and primary forest degradation in its South American wood supply chains.

b.	Risks Associated with Canadian Wood Sourcing

Approximately 86 percent of Home Depot’s wood comes from North America.34 This includes sourcing from Canada’s boreal forest35 and temperate rainforest,36 at-risk regions that are not addressed in the Company’s Wood Purchasing Policy. Home Depot has not disclosed how much wood it sources from these at-risk regions.

Canada’s boreal forest stabilizes the climate and harbors biodiversity, holding approximately 11 percent of all terrestrial carbon.37 Canada’s boreal also constitutes 25 percent of the world’s remaining intact forest and stores twice as much carbon per hectare as tropical forests.38

The Canadian boreal’s critical capacity to store carbon and preserve biodiversity is threatened, in part because Canada experiences the third highest rate of intact forest loss globally, behind only Brazil and Russia.39 Demand for wood products is a leading driver of Canadian forest clearance and releases tens of millions of metric tons of carbon annually.40

Home Depot does not address Canadian boreal forest sourcing in its policies and does not require FSC certification for wood sourced from this at-risk region, meaning it has no standards to ensure the Company is not sourcing from primary forests, the habitat of threatened species, or in violation of internationally recognized Indigenous rights. Greater disclosure and strengthened policies are therefore also needed to assess and mitigate Home Depot’s Canadian wood sourcing.

2.	COMPETITIVE RISK – HOME DEPOT’S FOREST COMMITMENTS LAG THOSE OF COMPETITORS

Home Depot acknowledges in its 10-K that the home improvement industry is “highly competitive, very fragmented, and evolving.”41 Further, the Company notes that failure to “respond to changing consumer preferences, expectations and home improvement needs could adversely affect our relationship with customers, the demand for our products and services, and our market share.”42

Home Depot lags in adopting wood sourcing policies and disclosures that would help mitigate the Company’s exposure to forest-related risks. Home Depot’s competitors have developed such policies and are in the process of implementing them.

Lowe’s is Home Depot’s largest competitor in the home improvement retail space.43 Green Century withdrew a similar shareholder proposal filed with Lowe’s this year after Lowe’s agreed to produce a similar report to that requested in this proposal. Lowe’s committed to issue a report in 2022 on accelerated efforts to eliminate deforestation and the degradation of primary forests in its supply chains.44 Lowe’s will:

●	Disclose the impact of its sourcing on primary forests.
●	Develop a strategy to mitigate climate, biodiversity and human rights risks associated with its wood sourcing.
●	Report on how it is operationalizing its Wood Sourcing Policy, which includes pledges to avoid high conservation value forests and wood from the habitat of threatened species.[45]
●	Evaluate an end to sourcing from primary forests and a requirement that suppliers obtain Free, Prior, and Informed Consent (FPIC) from indigenous communities.[46]

Lowe’s already led Home Depot in disclosing and adopting policies to mitigate forest risk. Lowe’s has:

●	Published in-depth forest risk disclosures through CDP Forests reports since 2017.[47]

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●	Committed to achieving 100 percent certification or controlled sourcing of wood products by 2025.
●	Committed to achieving Forest Stewardship Council certification for wood products sourced from a more extensive list of regions at risk.
●	Committed to sourcing wood that “does not come from deforestation or other ecosystem conversion.”[48]

The forest risk disclosure Lowe’s provides through CDP gives investors insight into its exposure to geographies at risk and gaps in necessary sustainability certifications. Lowe’s is now taking steps to increase its efforts to address these risks. Home Depot not only lacks these crucial disclosures, but it also has weaker policies in place to mitigate risk. This may result in competitive disadvantage due to failure to meet consumer preferences for deforestation- and degradation-free products.

3.	REPUTATIONAL AND RELATED FINANCIAL RISK

Public awareness campaigns are bringing more consumer and investor attention to the environmental and social problems associated with deforestation and primary forest degradation, as well as lagging corporate action on this issue. Home Depot’s 2021 10-K notes that “Customer preferences and expectations related to sustainability of products and operations are also increasing” and that “we may lose market share with respect to those customers.”49

Consumers are increasingly concerned about sustainability, expecting companies to act, and are shifting their purchasing practices accordingly.

●	Consumer research from GlobeScan in 2021 found that over 80 percent of consumers expect companies to ensure their wood and paper products do not contribute to deforestation, 86 percent attempt to avoid products that harm biodiversity, and roughly 70% attempt to buy products that do not contribute to climate change.[50]
●	According to a 2020 Capgemini study, 79% of consumer products and retail consumers are changing their purchasing preferences based on sustainability.[51]

Deforestation-related reputational risks can have a material impact on a company’s value.52 In its 2021 10-K, Home Depot acknowledges reputational damage could materially impact company finances, and notes that the Company’s position on environmental issues “could harm our reputation.”53

Home Depot’s lagging forest policies may lead to negative attention from media and NGOs, which may impair brand reputation.

●	Home Depot received a 21% score on the 2021 Forest 500 rating from Global Canopy, ranking 47th out of the 60 US companies assessed, behind competitors like Walmart and Lowe’s.[54]
●	Home Depot has previously been targeted by influential NGOs including Greenpeace,[55] Rainforest Action Network,[56] Environment America[57] and others in campaigns focused on the environmental impacts of its wood sourcing. A proactive response to this proposal could mitigate the risk of future campaigning and negative media attention.

Home Depot could mitigate these reputational risks by aligning with competitors in disclosing and adopting policies to address supply chain forest impacts.

4.	REGULATORY RISK

Home Depot’s lagging commitments may not align with the standards of pending state and federal deforestation-related procurement legislation, which may impact Home Depot’s business with government customers. Home Depot has a dedicated government solutions team and offers a set of services for government customers at both the federal and state level.58

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•	The pending New York Deforestation-Free Procurement Act would require that “companies contracting with the state do not contribute to tropical or boreal intact forest degradation or deforestation directly or through their supply chains.”[59]
o	Home Depot’s current policies lack protections against “intact forest degradation,” so the Company may not be prepared to comply with this regulation.
•	The pending California Deforestation-Free Procurement Act would require that companies “contracting with a state agency for the procurement of products comprised wholly or in part of forest-risk commodities to certify that the commodities were not grown, derived, harvested, reared, or produced on land where tropical deforestation occurred on or after January 1, 2022.”[60] Further, the legislation would require these contractors to have a publicly available No Deforestation, No Peat, No Exploitation policy.[61]
o	Home Depot currently lacks the policies and disclosures specified in the proposed legislation.
•	The pending FOREST Act of 2021, cosponsored by a bipartisan group of members of congress, includes a federal “procurement preference for commodities not produced from land subject to deforestation.”[62] The preference would reduce the bid price by 10 percent for any contracts involving forest risk commodities, including wood pulp, if the contractor has a best practice no-deforestation policy.
o	Home Depot’s policies do not appear to meet the standards outlined, so the Company may not qualify for the procurement preference.[63]

If Home Depot does not adopt the policies and disclosures outlined in these proposed regulations, the Company may lose out on procurement contracts with the largest and third largest states by GDP and may miss out on procurement preference for federal government contracts.

CONCLUSION

Deforestation and primary forest degradation are leading contributors to climate change and ecological disruptions, posing material risk to Home Depot’s operations and supply chains. The Company’s current forest policies do not adequately protect Home Depot or its investors from the risks associated with deforestation and primary forest degradation or from the reputational risks from being associated with those practices. As consumer preferences shift to products with high sustainability standards and NGO campaigns continue to target companies with insufficient forest policies, Home Depot risks reputational damage to its brand and loss of market share if it fails to strengthen efforts to manage exposure to deforestation and forest degradation in its supply chain. Further, Home Depot may lose out on government procurement contracts if it fails to adopt deforestation policies aligned with pending legislation at the state and federal level.

Shareholders are urged to vote FOR the proposal asking Home Depot to increase efforts to eliminate deforestation and primary forest degradation from its supply chains.

For questions regarding this proposal, please contact Thomas Peterson, Green Century Capital Management, tpeterson@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Balanced Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Balanced Fund urges shareholders to vote for Item Number 9 following the instructions provided on the management’s proxy mailing.

1 https://corporate.homedepot.com/sites/default/files/Wood%20Purchasing%20Policy%20September%202021.pdf

2 https://ourworldindata.org/what-are-drivers-deforestation

3 https://www.forestcarbonpartnership.org/sites/fcp/files/DriversOfDeforestation.pdf_N_S.pdf pg. 9.

4 https://www.forestcarbonpartnership.org/what-redd

5 https://www.unpri.org/sustainability-issues/climate-change/inevitable-policy-response#:~:text=The%20Inevitable%20Policy%20Response%20

6 https://www.unpri.org/inevitable-policy-response/the-inevitable-policy-response-2021-forecast-policy-scenario-and-15c-required-policy-scenario/8726.article

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7 https://www.iucn.org/resources/issues-briefs/deforestation-and-forest-degradation

8 “Also included as primary, are forests that are used inconsequentially by indigenous and local communities living traditional lifestyles relevant for the conservation and sustainable use of biological diversity.” https://www.cbd.int/forest/definitions.shtml

9 https://www.iucn.org/crossroads-blog/202003/primary-forests-a-priority-nature-based-solution

10 https://corporate.homedepot.com/sites/default/files/Wood%20Purchasing%20Policy%20September%202021.pdf pg. 3.

11 https://ir.homedepot.com/~/media/Files/H/HomeDepot-IR/2022/2021_AnnualReport_IR_Site_FINAL.pdf pg. 14

12 Ibid, pg. 16

13 Ibid, pg. 11

14 Ibid, pg. 10

15 Ibid, pg. 16

16 Ibid.

17 https://www.loweslink.com/llmain/pubdocuments/CDP_2021_Forests.pdf pg. 11

18 Ibid, pg. 11-12.

19 https://www.theatlantic.com/science/archive/2022/01/why-climate-change-pushing-lumber-prices/621288/

20 https://corporate.homedepot.com/sites/default/files/Wood%20Purchasing%20Policy%20September%202021.pdf pg. 3

21 https://corporate.homedepot.com/sites/default/files/Sustainable%20Forestry%20FAQs%20Feb%202022.pdf pg. 3

22 https://corporate.lowes.com/our-responsibilities/corporate-responsibility-reports-policies/lowes-wood-policy

23 https://corporate.homedepot.com/responsibility/products

24 https://corporate.homedepot.com/sites/default/files/Sustainable%20Forestry%20FAQs%20Feb%202022.pdf pg. 3

25 https://iba.org/datafiles/publicacoes/relatorios/relatorioiba2021-compactado.pdf pg. 129

26 https://news.mongabay.com/2021/02/whats-at-stake-is-the-life-of-every-being-saving-the-brazilian-cerrado/

27 https://chainreactionresearch.com/report/cerrado-deforestation-disrupts-water-systems-poses-business-risks-for-soy-producers/

28 https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0241637#:~:text=Cerrado%20soils%20contain%20about%2034,%2Dpoor%20soils%20%5B29%5D.

29 https://www.worldwildlife.org/places/cerrado

30 https://news.mongabay.com/2022/01/as-its-end-looms-cerrado-tracker-records-6-year-deforestation-high/

31 https://climate-diplomacy.org/magazine/environment/deforestation-brazil-its-not-just-amazon#:~:text=Another%20culprit%20is%20the%20production,exceeded%20that%20of%20the%20Amazon.

32 https://www.researchgate.net/publication/334730728_Ecological_and_social_impacts_of_eucalyptus_tree_plantation_on_the_environment

33 https://www.theguardian.com/environment/2011/sep/26/monoculture-forests-africa-south-america

34 https://corporate.homedepot.com/sites/default/files/Sustainable%20Forestry%20FAQs%20Feb%202022.pdf pg. 3

35 https://environmentamerica.org/blogs/environment-america-blog/ame/tell-home-depot-protect-boreal-forest

36 https://corporate.homedepot.com/sites/default/files/Sustainable%20Forestry%20FAQs%20Feb%202022.pdf pg. 2

37 https://www.natureunited.ca/what-we-do/our-priorities/innovating-for-climate-change/primer-on-forest-carbon-in-canada-s-boreal-forest/

38 https://www.pewtrusts.org/en/research-and-analysis/articles/2015/03/19/fast-facts-canadas-boreal-forest

39 https://naturecanada.ca/wp-content/uploads/2021/10/Missing-the-Forest.pdf pg. 6

40 Ibid.

41 https://ir.homedepot.com/~/media/Files/H/HomeDepot-IR/2022/2021_AnnualReport_IR_Site_FINAL.pdf pg. 3

42 Ibid, pg. 11

43 https://www.marketwatch.com/story/home-depot-and-lowes-have-30-share-of-a-home-improvement-market-thats-heading-toward-1-trillion-11623254029

44 https://www.greencentury.com/lowes-commits-to-comprehensive-reporting-of-its-forest-footprint-will-also-explore-elimination-of-sourcing-from-primary-forests/

45 https://corporate.lowes.com/our-responsibilities/corporate-responsibility-reports-policies/lowes-wood-policy

46 Ibid.

47 https://www.cdp.net/en/responses/11017?back_to=https%3A%2F%2Fwww.cdp.net%2Fen%2Fresponses%3Fpage%3D15%26per_page%3Dall%26sort_by%3Dresponse_status%26sort_dir%3Dasc&per_page=10&sort_by=program_name&sort_dir=asc

48 https://corporate.lowes.com/our-responsibilities/corporate-responsibility-reports-policies/lowes-wood-policy

49 Ibid, pg. 10

50 https://globescan.com/2021/10/21/consumer-research-reveals-escalating-concerns-about-climate-change-forest-biodiversity/

51 https://www.capgemini.com/wp-content/uploads/2020/07/20-06_9880_Sustainability-in-CPR_Final_Web-1.pdf pg. 2

52 https://chainreactionresearch.com/wp-content/uploads/2019/05/Reputation-Risk-and-FMCGs.pdf

53 https://ir.homedepot.com/~/media/Files/H/HomeDepot-IR/2022/2021_AnnualReport_IR_Site_FINAL.pdf pg. 11

54 https://forest500.org/rankings/companies/home-depot

55 https://www.greenpeace.org/usa/news/greenpeace-protests-home-depot/

56 https://www.ran.org/the-understory/ran30_30_years_of_preserving_rainforests/

57 https://environmentamerica.org/blogs/environment-america-blog/ame/tell-home-depot-protect-boreal-forest

58 https://www.homedepot.com/c/Government_Customers

59 https://www.nysenate.gov/legislation/bills/2021/s5921

60 https://leginfo.legislature.ca.gov/faces/billTextClient.xhtml?bill_id=202120220AB416

61 Ibid.

62 https://www.congress.gov/bill/117th-congress/senate-bill/2950/text?r=4&s=2

63 Ibid.